UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-15779

In the Matter of

Credit Suisse Services AG

UBS Asset Management (Americas) LLC

UBS Asset Management (US) Inc.

UBS Asset Managers of Puerto Rico

UBS Financial Services Inc.

UBS AG

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940

FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Patrick Shilling UBS AG 11 Madison Avenue New York, New York 10010	Norm Champ, P.C. Mark Filip, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022

This Application consists of 40 pages.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

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In the Matter of Credit Suisse Services AG UBS Asset Management (Americas) LLC UBS Asset Management (US) Inc. UBS Asset Managers of Puerto Rico UBS Financial Services Inc. UBS AG File No. 812-[ ]	: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT
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I.	Introduction and Summary of Application

In connection with the proceeding United States of America v. Credit Suisse Services AG, Docket No. 1:25-cr-00123 (E.D. Va.), UBS Asset Management (Americas) LLC, UBS Asset Management (US) Inc., UBS Asset Managers of Puerto Rico, and UBS Financial Services Inc. (each, an “Applicant” and, collectively, the “Applicants”), and, solely for the purposes of making the representations and agreeing to the conditions in this application (“Application”) that apply to it, UBS AG (“UBS AG” and together with its wholly-owned subsidiaries and affiliated entities as of the date of this Application, “UBS”)1 and Credit Suisse Services AG (the “Pleading Entity” or “CSSAG”), each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for a (i) temporary order granting an exemption from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption (the “Temporary Order”) and (ii) permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in respect of a plea entered by the Pleading Entity.

The Pleading Entity is a party to this Application, but does not and will not serve as investment adviser, depositor or principal underwriter to any registered investment company and is not a Covered Person (as defined below).2 As described below, the Applicants collectively serve as (i) investment adviser (as defined in Section 2(a)(20) of the Act) to over one hundred investment companies registered under the Act or series of such companies (“RICs”) and employees’ securities companies (“ESCs”)3 and (ii) principal underwriter (as defined in Section 2(a)(29) of the Act) to 51 open-end management investment companies registered under the Act (“Open-End Funds”) and as depositor and/or principal underwriter to numerous unit investment trusts registered under the Act (“UITs”) (such activities, collectively, “Fund Servicing Activities”).4 A list of all Funds5 to which the Applicants provide Fund Servicing Activities as of the date of this Application is set out in Appendix A to this Application. While no existing company of which the Pleading Entity is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (other than the Applicants) currently serves as an investment adviser or depositor of any RIC, ESC or BDC, or as principal underwriter for any Open-End Fund, UIT, or registered face-amount certificate company (“FACC”), the Applicants request that any relief granted by the Commission pursuant to this Application apply to Applicants other than the Pleading Entity and any existing company of which the Pleading Entity is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (with the exception of UBS AG and the 2014 CS Applicants (as defined below)) and to any other company of which the Pleading Entity may become an “affiliated person” in the future (together with the Applicants other than the Pleading Entity, the “Covered Persons”) with respect to any activity contemplated by Section 9(a) of the Act.6

[1]	UBS AG is included in the term “Applicants” solely with respect to the representations and the conditions that specifically refer to UBS AG.

[2]	UBS Group AG, the ultimate parent of the Pleading Entity, does not and will not serve as investment adviser, depositor or principal underwriter to any registered investment company and is not a Covered Person.
[3]	The ESCs rely upon an exemption from registration under the Act granted in orders under Sections 6(b) and 6(e) of the Act. In the Matter of DLJ LBO Plans Management Corporation and DLJ First ESC L.L.C., File No. 813-156, Investment Company Act Release No. 22714 (June 18, 1997) and In the Matter of Credit Suisse First Boston, Inc., File No. 813-198, Investment Company Act Release No. 25702 (Aug. 20, 2002) (the “ESC Orders”).
[4]	The term “Fund Servicing Activities,” as it relates to the Covered Persons, refers to each of the capacities identified in Section 9(a) of the Act in which a Covered Person currently serves or may serve in the future.
[5]	The term “Fund” or “Funds,” as used herein, refers to any RIC, ESC, and investment companies that have elected to be treated as a business development company under the Act (“BDC”) for which (a) an Applicant currently provides Fund Servicing Activities, or (b) a Covered Person, subject to the terms and conditions of the Orders, may in the future provide Fund Servicing Activities. Section 59 of the Act provides that Section 9 of the Act shall apply to a BDC to the same extent as a registered closed-end investment company. Any existing or future entities that may rely on the Orders in the future will comply with the terms and conditions of the Application.
[6]	As discussed in Section IV.H of this Application, in 2023, the Commission provided (i) with respect to Credit Suisse Securities (USA) LLC, Credit Suisse First Boston Mortgage Securities Corp., DLJ Mortgage Capital, Inc., Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Limited (the “2023 Applicants”), a time-limited exemption from the prohibitions of Section 9(a) of the Act and (ii) with respect to the UBS Covered Persons (as subsequently defined), a permanent exemption from the prohibitions of Section 9(a) of the Act.

The Applicants request that the Temporary Order remain in effect until the Commission approves or denies the Application for the Permanent Order.

II.	Background

A.	The Applicants

CSSAG, a company organized under the laws of Switzerland, provided banking, administrative, legal and compliance services to Credit Suisse AG (the “CS Bank”). After the merger of Credit Suisse Group AG (“Credit Suisse”) into UBS Group AG (“UBS Group”), CSSAG became a subsidiary of UBS Group and was then reparented such that CSSAG is currently a subsidiary of UBS Business Solutions AG (“UBS BuSo”), which is a subsidiary of UBS Group. UBS BuSo provides back-office support such as cross-group legal, compliance, risk and finance functions. As part of the integration efforts, UBS expects that CSSAG will merge into UBS BuSo7, with CSSAG ceasing to exist and UBS BuSo as the surviving entity that will inherit the applicable U.S. legal and operational liabilities of CSSAG, including for purposes of the 2025 Plea under Section 9(a). UBS BuSo is currently not, and is not expected to be, engaged in any Fund Servicing Activities.

UBS Asset Management (Americas) LLC, a limited liability company operating under Delaware law, is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). UBS Asset Management (Americas) LLC serves as investment adviser (either as primary investment adviser or as investment sub-adviser) to each Fund listed in Part 1 of Appendix A to this Application. The assets under management of UBS Asset Management (Americas) LLC are approximately $542 billion ($128.9 billion of which constitutes the assets under management of the Funds advised and sub-advised by this investment adviser), as of December 31, 2024. Members of the boards of directors/trustees of the Funds that are RICs (each, a “Board”) are resident in the United States. 30 of the Funds for which UBS Asset Management (Americas) LLC provides investment advisory services are ESCs. UBS Asset Management (Americas) LLC is an indirect, wholly-owned subsidiary of UBS AG.

UBS Asset Management (US) Inc., a corporation formed under Delaware law, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). UBS Asset Management (US) Inc. serves as principal underwriter and distributor to each Open-End Fund listed in Part 2 of Appendix A to this Application. UBS Asset Management (US) Inc. is an indirect, wholly-owned subsidiary of UBS AG.

UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico, a trust company formed under the Puerto Rico Trust Company Act, is registered as an investment adviser under the Advisers Act. UBS Asset Managers of Puerto Rico serves as investment adviser to each Fund listed in Part 3 of Appendix A to this Application. The assets under management of the Funds advised by UBS Asset Managers of Puerto Rico are approximately $1.8 billion, as of December 31, 2024. UBS Trust Company of Puerto Rico is an indirect, wholly-owned subsidiary of UBS AG.

UBS Financial Services Inc. (“UBSFS”) is a corporation organized under the laws of Delaware. UBSFS provides a wide range of wealth management services, including financial planning and wealth management. consulting, asset-based and advisory services and transaction-based services to clients in the United States and throughout the world. UBSFS is registered with the Commission as a broker-dealer under the Exchange Act and is registered as an investment adviser under the Advisers Act. UBSFS serves as principal underwriter to each Fund listed in Part 4 of Appendix A to this Application. UBSFS is an indirect, wholly-owned subsidiary of UBS AG.

[7]	UBS is currently targeting completing such merger by July 1, 2025.

UBS AG, a company incorporated under the laws of Switzerland, is a Swiss-based global financial services firm with offices in more than 50 countries. UBS AG, its affiliates, and subsidiaries engage in a full range of financial services activities in Switzerland and globally, including personal banking, commercial banking, investment banking, global wealth management, and asset management.

B.	The Plea Agreement by CS Bank in 2014

On May 19, 2014, the U.S. Department of Justice (the “Department of Justice”) filed a one-count criminal information in the District Court for the Eastern District of Virginia (the “District Court”) charging CS Bank with conspiracy to commit tax fraud related to accounts CS Bank established for U.S. cross-border clients in violation of Title 18, United States Code, Section 371.

CS Bank waived indictment and pleaded guilty to the charge set out in the Information (the “2014 Plea”) through a plea agreement dated May 19, 2014 (the “2014 Plea Agreement”). According to the Statement of Facts that served as the basis for the 2014 Plea Agreement (the “2014 Statement of Facts”), CS Bank operated a cross-border banking business that knowingly and willfully aided U.S. clients in opening and maintaining undeclared accounts and concealing their offshore assets and income from the Internal Revenue Service (the “IRS”), assisted U.S. clients in filing false tax returns with the IRS, and failed to develop and implement an effective system of compliance controls to prevent and detect policy violations regarding the proper handling of accounts for U.S. clients, among other admissions.

Under the terms of the 2014 Plea Agreement, CS Bank agreed to, among other requirements, (1) to close the accounts of recalcitrant account holders (as defined in Section 1471(d)(6) of the Internal Revenue Code), (2) implement procedures to prevent its employees from assisting recalcitrant account holders to engage in further concealment in connection with closing any account or transferring any funds, (3) not open any U.S. Related Accounts (as defined in paragraph I.B.9 of the Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks) except on conditions that ensure the account will be declared to the United States and will be subject to disclosure by the CS Bank, and (4) promptly disclose all evidence and information described in Sections II.D.I and II.D.2 of the Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks.8

C.	The Plea Agreement by CSSAG in 2025

In May 2025, as part of a global settlement, CSSAG entered into a plea agreement (the “2025 Plea Agreement”) whereby CSSAG agreed to waive indictment and plead guilty to a single-count criminal information charging CSSAG with conspiracy to commit tax evasion in violation of Title 18, United States Code, Section 371 (the “2025 Plea”). CSSAG also entered into a separate Non-Prosecution Agreement related to the former Credit Suisse AG Singapore (a branch of Credit Suisse AG).

According to the Statement of Facts that served as the basis for the 2025 Plea Agreement (the “2025 Statement of Facts”), CSSAG, its former sister entity CS Bank, and certain of its subsidiaries and affiliates at the time of the merger of UBS Group and Credit Suisse on June 12, 2023 (collectively, the “CSSAG Affiliates”) did not adequately identify U.S.-related accounts prior to the 2014 Plea, which partially forms the Department of Justice’s claim that the 2014 Plea was violated.

[8]	Joint Statement between the U.S. Department of Justice and the Swiss Federal Department of Finance (Aug. 29, 2013) https://www.justice.gov/tax/file/631356/dl

Additionally, the 2025 Statement of Facts stated that the CSSAG Affiliates’ post-plea conduct—through to approximately July 2021—breached the terms of the 2014 Plea Agreement. According to the 2025 Statement of Facts, the CSSAG Affiliates failed to close recalcitrant accounts that it knew to be U.S. in a timely fashion, opened accounts for U.S. persons after the 2014 Plea under circumstances where the accounts were not declared to the U.S., and failed to provide in a timely and complete manner the requisite information about U.S. accounts, which assisted U.S. clients in concealing their offshore assets from the IRS.

D. The Merger

Between the 15th of March and 19th of March 2023, in order to prevent the imminent failure and resolution of Credit Suisse and in light of concerns over systemic instability in the financial system globally and in Switzerland following the failures of Silicon Valley Bank and Signature Bank in the US, the Swiss federal government facilitated an agreement for UBS Group to acquire Credit Suisse (the “Merger Agreement”). As explained after the announcement of the merger by the Swiss National Bank (“SNB”), the merger “was made possible with the support of the Swiss federal government, the Swiss Financial Market Supervisory Authority (“FINMA”), and the Swiss National Bank.”9 This support included an emergency ordinance adopted by the Swiss government, under which UBS and Credit Suisse were provided access to additional SNB liquidity up to CHF 100bn on a combined basis, with the loans under the facility having preferential rights in bankruptcy proceedings. Credit Suisse also was provided the ability to borrow up to an additional CHF 100bn from the SNB backed by a Swiss federal guarantee (public liquidity backstop), with the loans also having preferential rights in bankruptcy proceedings. Based on the provision of extraordinary government support, FINMA also ordered the write down of approximately CHF 14.6 billion of additional tier one capital instruments of Credit Suisse in accordance with the contractual terms of the instruments.

Following announcement of the transaction and signing of the Merger Agreement on March 19, 2023, UBS Group and Credit Suisse proceeded to complete the merger of the holding companies on June 12, 2023. As part of this process, UBS Group and Credit Suisse sought and received approvals from over 40 supervisory and regulatory authorities—including the U.S. Federal Reserve Board—on an accelerated basis. The completion of the acquisition allowed UBS to commence the complex process of integrating two globally significant financial institutions with global operations. In light of the significant scale and complexity of integrating two firms, UBS developed an integration program with multiple steps extending to the end of 2026.

Following merger of Credit Suisse into UBS Group, the initial focus was on stabilizing the operations of Credit Suisse (which were still operating through distinct legal entities and operational platforms), conducting a more detailed evaluation of Credit Suisse’s businesses, assets and liabilities, establishing the senior management teams for the combined organization and establishing a non-core and legacy business segment to segregate and execute a controlled wind-down of the businesses and assets that were not aligned with UBS’s strategy.

A critical next step in the process was the merger of UBS AG and CS Bank, the main operating subsidiaries of UBS Group and Credit Suisse, respectively (the “Parent Bank Merger”) and the merger of their respective subsidiaries UBS Switzerland AG and Credit Suisse Schweiz AG (the “Swiss Bank Merger”), which conduct the retail and corporate banking business of the firms in Switzerland. Concurrently, UBS completed other critical legal entity realignments, including the reparenting of Credit Suisse Holdings (USA) Inc. under UBS’s US intermediate holding company, UBS Americas Holding LLC, to comply with US Bank Holding Company Act requirements and the transfer of the registered investment company management and distribution activities to UBS Asset Management (Americas) LLC and UBS Asset Management (US) Inc. to comply with the Commission’s exemptive order dated June 7, 2023.

[9]	Press Release, “Swiss National Bank provides substantial liquidity assistance to support UBS takeover of Credit Suisse” (Mar. 19, 2023) https://www.snb.ch/en/mmr/reference/pre_20230319/source/pre_20230319.en.pdf.

The Parent Bank Merger was completed on May 31, 2024, with CS Bank ceasing to exist and UBS AG as the surviving entity succeeding to all the rights and obligations of CS Bank by operation of law. The Swiss Bank Merger was completed on July 1, 2024. These mergers and legal structure realignments represented a critical step in the integration of Credit Suisse unlocking the ability to execute the transition of clients to UBS operating platforms and the subsequent decommissioning of Credit Suisse operating and technology platforms. The transition of clients to UBS client platforms significantly commenced in the fourth quarter of 2024 and will continue through 2025. As part of this process, UBS has expended and will continue to expend significant efforts integrating risk, compliance and other policies and processes for the combined firm based on the UBS policy and process frameworks, as well as addressing outstanding legacy Credit Suisse regulatory and compliance remediation matters.

As part of the integration, UBS completed a multi-step reorganization of the legacy Credit Suisse entities that provided Fund Servicing Activities in the United States. On May 1, 2024, Credit Suisse Asset Management, LLC (“CSAM”) was merged with and into UBS Asset Management (Americas) LLC, with UBS Asset Management (Americas) LLC as the surviving entity. UBS Asset Management (Americas) LLC is now the investment adviser to the Funds previously advised by CSAM. Separately, a subadvisory agreement relating to a Fund subadvised by Credit Suisse Asset Management Limited—one of the 2014 CS Applicants—was terminated, and Credit Suisse Asset Management Limited may eventually be wound down.

Additionally, on May 1, 2024, Credit Suisse’s mutual fund underwriting and distribution activity and certain asset management dedicated personnel were transferred from CSSU, an entity within Credit Suisse’s legacy investment bank division, to UBS Asset Management (US) Inc., a limited purpose broker-dealer in UBS’s asset management business division. UBS Asset Management (US) Inc. replaced CSSU as the principal underwriter to certain Funds. UBS expects that CSSU will eventually be wound down.

No legacy Credit Suisse entities have provided Fund Servicing Activities since May 1, 2024 and no legacy Credit Suisse entity would rely on the Orders as all the legacy Credit Suisse entities that have engaged in Fund Servicing Activities have transferred their Fund Servicing Activities to the Applicants other than the Pleading Entity.  As a result of the reorganization and broader parent bank integration initiatives, UBS asset management employees who perform Fund Servicing Activities are now directly subject to UBS’s governance and policy framework. This includes a UBS policy training, affirmation, and disclosure process for former Credit Suisse employees who have transferred to UBS’s asset management business division. The reorganization, however, did not affect the terms of Fund or advisory contracts (including fees), other than UBS Asset Management (Americas) LLC or another UBS entity replacing CSAM or another Credit Suisse entity as the party providing Fund Servicing Activities.

As of September 30, 2024, UBS had approximately $6.2 trillion of invested assets for clients globally, of which over $2 trillion was managed in the United States. UBS Asset Management (Americas) LLC advises approximately $542 billion as of December 31, 2024, including approximately $128.9 billion in Fund assets invested by tens of thousands of investors.

III.	Application of Section 9 of the Act

Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act or as a principal underwriter for any registered open-end investment company, registered UIT, or registered FACC, if the person “within 10 years has been convicted of any felony or misdemeanor … arising out of such person’s conduct” as a bank or an “affiliated person” of a bank, among other things. Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty. Section 9(a)(3) of the Act extends the prohibitions of Section 9(a)(1) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(1). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Taken together, Sections 9(a)(1) and 9(a)(3) would have the effect of precluding each Applicant from acting as an adviser, sub-adviser or depositor for any RIC subject to Section 9 or as a principal underwriter for any Open-End Fund, registered UIT or registered FACC. The 2025 Plea would result in a disqualification of each Applicant for ten years under Section 9(a)(3) because CSSAG would be considered an “affiliated person” of each of the Applicants within the meaning of Section 2(a)(3) of the Act and would become the subject of a conviction described in Section 9(a)(1). Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund subject to Section 9.

Section 9(c) of the Act provides that: “[t]he Commission shall by order grant [an] application [for relief from the prohibitions of subsection 9(a)], either unconditionally or on an appropriate temporary or other conditional basis, if it is established [i] that the prohibitions of subsection (a), as applied to such person, are unduly or disproportionately severe or [ii] that the conduct of such person has been such as not to make it against the public interest or protection of investors to grant such application.” In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on: whether the parties seeking relief had any involvement in, or have remediated, the conduct that serves as the basis for the disqualification under Section 9(a).10

IV.	Statement in Support of the Orders

In support of their position that the Commission should issue the Orders, the Applicants assert the following:

A.	Limited Scope of Misconduct

The Pleading Entity to the conduct underlying the 2025 Plea Agreement (as described in the 2025 Statement of Facts) (the “Conduct”) is only CSSAG, which was a sister entity of the prior Credit Suisse banking business, i.e., CS Bank. The Conduct at issue occurred prior to UBS’s merger with Credit Suisse, did not involve any of the Applicants or any entity acting as an investment adviser or depositor of any Fund or principal underwriter for any Open-End Fund, registered UIT or registered FACC. The Conduct similarly did not involve any Fund with respect to which the Applicants engaged in Fund Servicing Activities.

It would undoubtedly be against the public interest and protection of investors, and would be unduly and disproportionately severe, to bar the Applicants (all of which are UBS entities that would be considered “affiliated persons” of CSSAG only as a result of the merger of Credit Suisse into UBS Group) from providing Fund Servicing Activities as a result of Conduct by Credit Suisse’s prior banking business that is wholly unrelated to any Fund Servicing Activities.

[10]	See Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

The legislative history of Section 9 of the Act indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”11 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. Congress could not have foreseen that investment advisers and other service providers to investment companies would in the future be part of large, global financial service organizations as are the Applicants. Further, Congress could hardly have foreseen that the merger of two large, global financial service organizations would be undertaken at the behest of the national governments and regulators to avert damage to the global economy, uncertainty, and the risk of broader market panic that would have followed the collapse of Credit Suisse. Nor was it envisioned that registered investment companies would have to be deprived of the management or distribution service providers approved by their respective boards of trustees/directors (the “Boards”) and shareholders because of Conduct undertaken by businesses prior to becoming an “affiliated person” of those service providers as a result of a rescue merger in the context of a global banking crisis. As a result, the drafters of the provision could not have intended that Section 9 would operate as it could in the present case. That is, it was not intended that a Fund would have to be deprived of its management or distribution because of charged violations that do not directly relate to the Applicants’ Fund Servicing Activities.

In the absence of improper practices relating to the Fund Servicing Activities, the Applicants therefore submit that Section 9(a) should not operate to bar the Applicants from serving the Funds and their shareholders. In short, the conduct of the Applicants has not been such to make it against the public interest or the protection of investors to grant the Orders sought in the Application.

B.	Hardships on the Funds and their Shareholders

The inability of the Applicants to continue providing investment advisory, sub-advisory, and underwriting services to the Funds would result in the Funds and their shareholders facing significant hardships. As a practical matter, disqualifying the Applicants from engaging in Fund Servicing Activities for the Funds would deprive the Funds of the advisory or sub-advisory and underwriting services that shareholders expected the Funds would receive when they decided to invest in the Funds, and result in the termination of advisory, sub-advisory and underwriting relationships that the Funds’ Boards (including a majority of the disinterested directors or trustees) have determined to be in the best interests of the Funds and annually approved. Certain Applicants and their predecessor entities have been advising investment companies for several decades, reaching back to the mid-1970s and have generated positive investment performance for the Funds. Many shareholders have longstanding investments and valued business relationships with the Funds.

In addition, disqualifying the Applicants could result in substantial costs to the Funds. Transitioning the Funds to another investment adviser (including sub-adviser) and principal underwriter without adequate time for the Applicants and the Boards of the Funds to consider and properly evaluate alternative options could result in substantial costs to, and lost opportunities for, the Funds and their underlying investors. A new investment adviser or principal underwriter could elect to engage different service providers (including sub-advisers), which could also create costs and cause disruption.12 Specifically, costs associated with rapidly redressing the consequences of a disqualification would include costs related to: (i) identifying a suitable successor investment adviser or sub-adviser, including performing due diligence on such potential successor; (ii) holding a special meeting (or meetings) of the Boards; and (iii) soliciting shareholders to approve new advisory agreements, in the event such shareholder approval is determined to be required. In addition, the Funds would have to expend time and other resources to engage their preferred substitute advisers or sub-advisers and principal underwriters and negotiate terms and restructure other service arrangements in accordance with those typically used by those advisers and underwriters.

[11]	Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).
[12]	This would not apply to the advised ESCs, because, consistent with the ESC Orders, the ESCs do not have independent boards of directors.

Many of the Funds pursue non-traditional investment strategies, and the portfolio management teams of UBS Asset Management (Americas) LLC and UBS Asset Managers of Puerto Rico each employ sophisticated credit investment strategies (e.g., leveraged loans, high yield bonds, private credit instruments and structured credit investments), multi-manager liquid alternative strategies, emerging markets, commodities strategies, or other difficult-to-replace strategies, as applicable. The Applicants have developed a significant expertise with each respective Fund’s investment program and operations, and replacing the Applicants with other advisers would result in even greater inefficiencies, operational risks, potential loss of investment opportunities and potential liquidation of existing investments that cannot be maintained during an abrupt transition for the affected Funds. If a new adviser were identified and quickly retained, it would have to rapidly familiarize itself with the investment strategies and portfolios of each Fund, resulting in a disruptive transition of investment management services provided to the Funds and potentially causing the Funds to forgo investment opportunities, all of which would result in additional investor harm and investment loss due to lack of knowledge and familiarity with each Fund. Further, a replacement adviser retained on an expedited basis may not be willing to provide the same services for the same fees that the relevant Applicant currently provides, which could have adverse economic consequences for the Funds and their investors. As noted above, many of the Funds pursue non-traditional and/or sophisticated investment strategies for which the Applicants are well positioned to provide investment advice. In that regard the Applicants note that the Funds have been recognized for their strong relative performance which investors will expect and would benefit from.13

Moreover, shares of the Funds are held by participants in a number of defined contribution plans. The effect of disqualification of the Applicants without a transition period could result in disproportionately severe hardship to those plan participants, as defined contribution plans often have only a few or, in some cases, only one investment option per asset class and one suite of target date funds, and participants may not be able to switch to a suitable replacement fund. Without the Orders, defined contribution plan participants would be more likely to incur the increased costs and lost opportunities under the exigent circumstances faced by the Applicants because they have limited options for transferring their investments in the Funds to alternative investment options should they desire to do so. Plan trustees who face heightened scrutiny with respect to carrying out their fiduciary duties also would incur additional time and expense in selecting replacement funds on an expedited basis. Absent relief, the prohibitions of Section 9(a) could therefore harm defined contribution plan participants disproportionately compared to the harm caused to shareholders outside of such a plan.

In addition, faced with the uncertainty that would result from the Applicants being disqualified, a significant number of investors could decide to redeem shares of the Open-End Funds, which would frustrate efforts to effectively manage those Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders and lead to adverse tax consequences for shareholders. Shareholders of the closed-end Funds, on the other hand, could seek to sell their shares on the secondary market, which could result in widening discounts between the price of such shares and their underlying net asset value.

[13]	For example, as of January 8, 2025, Morningstar, Inc. has analyzed and rated certain of the Funds’ share class performance out of five stars as follows: (i) seven share classes are rated five stars and (ii) twelve share classes are rated four stars.

The disqualification of UBS Asset Management (US) Inc. and UBSFS from serving as a principal underwriter to the Open-End Funds would also result in hardship to the Open-End Funds and their shareholders. Not only would the Open-End Funds have to find and engage substitute principal underwriters in an expedited manner, but those underwriters may not be able to replicate the selling network established by UBS Asset Management (US) Inc. and UBSFS on an expedited basis. The selling network includes longstanding relationships with third-party intermediaries, including clearing houses, broker-dealers and wire houses, insurance companies, and banks. UBS Asset Management (US) Inc. and UBSFS have committed capital and other resources to establish expertise in underwriting the securities of Funds, including to develop expertise in the Open-End Funds’ investment strategies, and to establish distribution arrangements for Fund shares through its selling network. UBS Asset Management (US) Inc. currently has a team of representatives supporting its distribution efforts on behalf of the Funds whose objective is to increase Fund assets. Having an extensive internal and external selling network supports greater economies of scale from increased Fund assets, which in turn benefits investors. Replacing UBS Asset Management (US) Inc. or UBSFS with one or more principal underwriters that do not have established distribution arrangements with the Funds without providing them adequate time to find a replacement could lead to significant redemptions. Forcing a replacement principal underwriter could lead to investor redemptions and lower sales, and could require the Funds to spread their expenses over a smaller asset base, in each case, to the financial detriment of investors. Without Section 9(c) relief, UBS Asset Management (US) Inc. and UBSFS would be prevented from offering Open-End Fund distribution services and the Funds would be forced to find a suitable replacement principal underwriter.

If the Orders were not granted, and a replacement adviser (or sub-adviser) and principal underwriter were not identified and approved by Fund shareholders, as applicable, the Funds could be forced to liquidate, resulting in adverse tax consequences and the Funds’ investors having to identify replacement investment vehicles through which to gain exposure to the Funds’ strategies, among other things.

As of September 30, 2024, UBS had over $2 trillion of invested assets in the United States. There is no question that the failure to grant the Orders could operate to the financial detriment of the Funds and their investors in a manner that is unduly and disproportionately severe and punitive. This investor harm would be unjustified, as it would result from Conduct wholly unrelated to any Funds or to any Fund Servicing Activities provided by Applicants, which occurred prior to UBS’s merger with Credit Suisse and within a distinctly separate and currently inactive business operation of the legacy Credit Suisse business.

C.	Adverse Effect on the Applicants and the Funds

If the Applicants were barred under Section 9(a) from providing investment advisory and principal underwriter services to the Funds and were unable to obtain the requested exemption, this would be deeply disruptive to the Funds to which the Applicants provide investment advisory and principal underwriting services. The effect on the Applicants’ businesses and employees would also be severe. The Applicants have committed substantial capital and other resources to fostering highly valued long-term client relationships and establishing expertise in financial advisory and underwriting services, devoting nearly 50 years of time to produce investment results for the Funds to which they provide services. Without relief under Section 9(c), the Applicants would be precluded from offering advisory services that represent a valuable part of the total financial services they offer.

If UBS Asset Management (US) Inc. or UBSFS were unable to obtain the requested relief, the effect on its current business and employees would be significant. UBS Asset Management (US) Inc. and UBSFS have committed substantial resources to establish expertise in underwriting the securities of the Open-End Funds and to establish distribution arrangements for Open-End Fund shares. Currently, a team of representatives work to support the distribution of the Funds and maintain their securities licenses and registrations with UBS Asset Management (US) Inc. and UBSFS. Without the requested relief, UBS Asset Management (US) Inc. and UBSFS would lose a significant part of its business, potentially leading to layoffs of personnel.

In the case of UBS Asset Management (Americas) LLC and UBS Asset Managers of Puerto Rico, the effects of a disqualification would be particularly significant, as these investment advisers provide investment advisory services with respect to approximately $543.8 billion in assets under management in the United States ($130.7 billion of which constitutes the assets under management of advised – and, for UBS Asset Management (Americas) LLC, sub-advised – Funds) as of December 31, 2024. The disqualification of UBS Asset Management (Americas) LLC from providing investment advisory services to the ESCs without a Section 9(c) relief is similarly not in the public interest or in furtherance of the protection of investors, and would frustrate the expectations of the eligible employees who invested in the ESCs. Because the ESCs have been formed for certain key employees, officers and directors of UBS Asset Management (Americas) LLC and its affiliates, it would not be consistent with the purposes of the employees’ securities company provisions of the Act, and it would be impermissible under the terms and conditions of the ESC Order to require another entity not affiliated with UBS Asset Management (Americas) LLC to manage the ESCs. In addition, participating employees of UBS Asset Management (Americas) LLC and its affiliates likely subscribed for interests in the ESCs with the expectation that the ESCs would be managed by a then-Credit Suisse affiliated entity. With respect to the ESCs, disruption of investment strategies caused by a replacement investment adviser retained without adequate time for diligence could inflict investment losses on the investors that they could not avoid, as ESCs typically do not offer redemption rights.

Without a Section 9(c) waiver, there would be unduly and disproportionately severe effects on the Funds to which the Applicants provide investment advisory (including sub-advisory) and principal underwriting services (the “UBS RICs”), the shareholders of the UBS RICs and UBS itself. If the Commission does not grant the Orders pursuant to Section 9(c) of the Act, UBS’s registered funds business would essentially come to a halt upon CSSAG’s entering of the 2025 Plea Agreement. The UBS RIC business traces its history back to the mid-1970s and over the intervening decades UBS and its employees have expended significant capital and effort to grow the business to its current size. There are currently 79 UBS RICs with over tens of thousands of shareholders and over $125 billion in total assets. This business forms a key part of UBS’s strategy of offering to its clients and other Fund investors a comprehensive range of active and passive investment styles and capabilities across all major asset classes. Further, the UBS RICs include money market funds that serve as the cash investment option for hundreds of thousands of wealth management accounts offered by UBS and its affiliates.14

Prohibiting the Applicants from continuing to provide investment advisory and principal underwriting services to the UBS RICs could impose significant costs, losses and uncertainties on the UBS RICs and their shareholders, could disrupt the management of UBS’s wealth management accounts to the detriment of wealth management clients and – perhaps most significantly – would deprive UBS RIC shareholders of the investment adviser (including sub-adviser) and principal underwriter of their choice, simply because UBS (which was unrelated to Credit Suisse at the time of the Conduct at issue) acted at the encouragement of the Swiss government and regulators to acquire Credit Suisse and thus to help stabilize financial markets to the benefit of many.

Upon the completion of the Parent Bank Merger, CS Bank was merged into UBS and has ceased to exist, at which point UBS—at the behest of the Swiss government—inherited CS Bank’s legal and operational liabilities. As further discussed in Section IV.E, UBS has already undertaken efforts to address the 2014 CS Plea obligations that UBS inherited from CS Bank under the Parent Bank Merger, including but not limited to the integration of Credit Suisse into UBS’s dedicated U.S. banking compliance framework, which will have appropriately effective training, technologies, policies and procedures in relation to the identification, monitoring and closing of U.S. accounts. UBS will continue these efforts until Credit Suisse’s legacy obligations have been fulfilled, though it should be noted that the conduct underlying each of the 2014 Plea and the 2025 Plea was related to Credit Suisse’s now-defunct banking division, and is entirely unrelated to the Applicants’ Fund Servicing Activities.

[14]	Please note that a single investor may own shares in more than one UBS RIC, or hold more than one wealth management account, in which case such an investor would be included more than once in these figures.

Disqualifying the Applicants as a result of CSSAG’s wholly unrelated Conduct—which occurred prior to UBS’s merger with Credit Suisse, and only became relevant to UBS as a result of the merger of Credit Suisse into UBS Group—would force UBS to incur significant damage to its existing business as a result of completing an emergency rescue transaction, all based on Conduct that was outside of the Applicants’ control and that the Applicant entities and employees were not involved in. The unduly and disproportionately severe effect of a 9(a) disqualification would directly undermine the Merger Agreement’s core objective—i.e., averting the damage to the global economy, uncertainty, and risk of broader market panic that would follow any collapse of Credit Suisse. In order to achieve government and US regulators’ intended objective for the Merger Agreement, it is essential that UBS be able to continue its asset management business, including its provision of investment advisory and principal underwriting services to the UBS RICs.15 On the other hand, there could be a materially adverse impact on the Swiss and larger global economy if—as a result of Conduct by a legacy Credit Suisse banking entity which is wholly unrelated to the Applicants—the Applicants were unable to continue to engage in the registered fund business that forms a key part of UBS’s global business strategy. Thus, a Section 9(a) disqualification on the Applicants would be unduly and disproportionately severe.

D.	The Applicants’ Personnel

The Applicants represent that (i) none of the current or former directors, officers or employees of the Applicants (other than certain current and former personnel of CSSAG who were not, are not and will not be involved in Fund Servicing Activities) had any involvement in the Conduct; (ii) no person who has been or who subsequently may be identified by CSSAG or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Applicant, CSSAG, and of any Covered Person; (iii) no persons who otherwise were involved in the Conduct have had, and will have any future, involvement in the Applicants’, CSSAG or Covered Persons’ activities in any capacity described in Section 9(a) of the Act; and (iv) because the directors, officers and employees of the Applicants and 2014 CS Applicants (as defined below) (other than certain current and former personnel of CSSAG and CS Bank who were not involved in any Fund Servicing Activities) did not engage in the Conduct, shareholders of the Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or principal underwriter.

Given that the Conduct did not involve any of the Applicants with respect to their Fund Servicing Activities, the Conduct of CSSAG has not been such as to make it against the public interest or the protection of investors to grant the Orders sought in this Application.

E.	Remedial Actions

The 2025 Plea stated that CS Bank breached the 2014 Plea by failing to close recalcitrant accounts that it knew to be U.S. in a timely fashion, and by opening accounts for U.S. persons after the 2014 Plea under circumstances where the accounts were not declared to the U.S.. The 2025 Plea also recognized that CS Bank and CSSAG had undertaken remedial efforts, including the development and implementation of additional compliance and training programs and policies since the entry of the 2014 Plea and the sanctioning or termination of individuals involved in the misconduct.

[15]	For example, UBS has stated that “[a]cquiring Credit Suisse’s capabilities in wealth, asset management and Swiss universal banking will augment UBS’ strategy of growing its capital-light businesses. The transaction will bring benefits to clients and create long-term sustainable value for our investors.” Press Release, “UBS to acquire Credit Suisse” (Mar. 19, 2023), https://www.ubs.com/global/en/media/display-page-ndp/en-20230319-tree.html.

For example, CS Bank agreed to undertake substantial efforts to enhance its U.S. compliance framework and identify remaining U.S. accounts. Many of these improvements occurred during the term of the independent monitor appointed by the New York Department of Financial Services (through July 2018). Efforts undertaken included the establishment of a dedicated U.S. compliance organization, enhancement of policies and procedures governing U.S. person accounts, implementation of FATCA policies and procedures, development of U.S. indicia monitoring processes and other controls, creation of technological tools to aid in surveillance and account identification, and conducting multiple reviews to identify and close remaining U.S. accounts. Between 2015 and July 2018, with the assistance of the independent monitor, Credit Suisse reviewed approximately 33,000 accounts, of which approximately 2% were additional U.S.-related accounts. This effort included an extensive review to identify historical U.S. indicia and properly record that indicia in then-current bank systems. Additionally, in 2017, Credit Suisse implemented a technological application to help front-end managers and compliance personnel identify accounts pertaining to a single client relationship. As a result of these improvements, CS Bank substantially reduced the ability of clients with hidden U.S. status to open new relationships, and closed or terminated a large majority of legacy U.S. accounts by 2018.

However, despite the remedial efforts undertaken by CS Bank following the 2014 Plea Agreement, Credit Suisse’s remedial efforts were not wholly effective. With UBS’s acquisition of Credit Suisse, UBS has begun, and will continue, to integrate Credit Suisse into its U.S. banking compliance framework, further strengthening efforts to prevent and detect clients evading U.S. taxes.

UBS was an early adopter of a U.S. compliance framework among Swiss banks after its 2009 resolution with the Department of Justice.  This framework is the product of many improvements over the past fifteen years, and UBS continues to enhance its systems.  Currently, UBS services U.S. person clients through a “hub” model, where most of its business for non-U.S.-resident clients with U.S. person status is centralized in Switzerland and seven other international hubs (UK, Jersey, Germany, Luxembourg, Singapore, Hong Kong, and Canada) under a strictly passive service model.  UBS’s U.S. person policy outlines the requirements of conducting business with U.S. persons out of non-U.S. licensed offices. It is supplemented by working guidelines and closely interconnected with and builds upon other related frameworks including cross-border, KYC/AML, fiscal compliance, and FATCA/AEI, as well as other policies and guidelines.

UBS has developed a robust system of controls that help ensure compliance with this model.  Risk controls are embedded at the first line of defense (where most client interaction occurs and where the most information is known about clients), supported with additional, strong layers of control by Compliance, and subject to overall assessment by Group Internal Audit and other external reviews.  In the first line of defense, client advisors and their line management are responsible and accountable for managing the risk of the client relationship, including risks related to U.S. person status.  They are supported by U.S. Functional Management, which oversees UBS’s U.S. person business and helps manage the U.S. compliance framework day-to-day.  In addition, UBS maintains a Business Risk Organization, which is a first-line control function that supports the front in complying with policy and reviews processes to identify control weaknesses.  In the second line of defense, UBS has effective control functions that provide independent oversight and challenge of non-financial risks arising from the firm’s business activities, and establish independent frameworks for risk assessment, measurement, aggregation, and reporting.  This includes the U.S. Compliance team (which is part of Compliance and Operational Risk Control), which provides guidance and advice to the front, reviews escalation of cases involving suspected U.S. persons, and conducts risk-based monitoring of U.S. person controls. These efforts are complemented by control functions responsible for other related frameworks, such as Group Tax, which monitors compliance with FATCA, and the Compliance and Operational Risk Control Due Diligence team, which provides input on KYC/AML procedures and control requirements and approves enhanced due diligence requests.  Overall, UBS’s layered U.S. compliance framework is a significant strength in addressing U.S. compliance issues, as the different components reinforce each other.

Another strength of UBS’s framework is its philosophy of embedded risk controls through IT integration, in conjunction with manual controls as needed.  UBS’s compliance risk controls are integrated into its IT systems as far as possible.  For example, UBS systems track multiple U.S. person and FATCA status flags, and any change in status (e.g., attempt to change beneficial owner) will trigger remediation processes and account limitations.  These systems and controls are not limited to Switzerland—many of UBS’s most significant locations, including Hong Kong, Singapore, Germany, and Italy, are on the same unified wealth management platform used in Switzerland.  UBS’s policy and control frameworks generally apply on a global basis, including its U.S. compliance program and U.S. person policy.  This approach means more consistent processes and improved tracking and reporting of system data—including with respect to the U.S. person population.

As part of the merger, UBS has made integration of Credit Suisse’s U.S. compliance framework a top priority.  UBS and Credit Suisse have undertaken extensive efforts to accomplish the integration, including through the U.S. Person Integration Project.  This project covers multiple workstreams staffed with dozens of UBS and Credit Suisse subject matter experts, and is subject to a rigorous governance framework with senior management oversight.  Key areas of effort have included detailed side-by-side comparisons of elements of the U.S. compliance framework from both banks, to ensure coverage and identify complementary opportunities for enhancement; analysis of key compliance lessons learned by Credit Suisse after the 2014 Plea, including from the monitorship, the Department of Justice’s investigation, and significant cases of interest; client reviews and remediation to avoid onboarding of unwanted U.S. person client relationships; migration of Credit Suisse accounts onto the UBS platform and IT systems; and integration of Credit Suisse personnel. After the merger, UBS conducted a risk-based review of Credit Suisse employees who were implicated in the Conduct, and referred certain personnel to UBS’s disciplinary and conduct review process, which review remains ongoing. As of the date of this Application, employees whose disciplinary review processes have been concluded and were found responsible for the Conduct had either left Credit Suisse prior to the identification of the Conduct or were subsequently terminated by UBS.16

Furthermore, UBS will undertake additional efforts to ensure CSSAG’s compliance with its obligations under the 2025 Plea Agreement and continue related compliance efforts stemming from the 2014 Plea Agreement. Such efforts are expected to include continuing to report and close recalcitrant US accounts held at Credit Suisse, completing work to integrate Credit Suisse’s compliance program into the existing UBS framework, submitting quarterly reports to the Department of Justice regarding the opening of US accounts, the status of existing remediation efforts, including the monitoring and closing of U.S. accounts, and future plans to change, implement, and/or enforce compliance efforts and providing other cooperation and assistance with tax prosecutions as specified in the agreement. These additional efforts are intended to provide the Department of Justice with expanded reporting on legacy U.S.-related accounts, and result in the timely closure and continued reporting of legacy U.S.-related accounts as they are identified by the additional remedial measures. In particular, integration of Credit Suisse’s compliance program into UBS’s existing banking compliance framework is expected to improve handling of U.S. compliance issues for legacy Credit Suisse clients, given additional strengths of the UBS framework and the ability to apply lessons learned from both institutions.

[16]	For purposes of this Application, an employee is deemed responsible for the Conduct if the person: (i) has been or subsequently may be identified by any U.S. or non-U.S. regulatory or enforcement agencies as responsible for the Conduct or (ii) was found by UBS to have knowingly and directly participated (e.g., through their role as a relationship manager and directly interfacing with clients) in the Conduct post-2014 Plea upon the conclusion of UBS’s disciplinary and conduct review process. For purposes of UBS’s determination of whether a particular employee is deemed responsible for the Conduct, this does not include any employee who did not knowingly participate in the Conduct but may have been deemed responsible due to failure to follow elements of corporate compliance policy (e.g., an employee who did not follow-up on information that may have led to discovery of the misconduct).

F.	Actions Taken with Respect to the Funds

To provide the Commission further assurance that the exemptive relief being requested in this Application would be consistent with the public interest and the protection of investors, the Applicants agree that they will, as soon as reasonably practical, distribute to the applicable Boards written materials describing the circumstances that led to the 2025 Plea, as well as any effects on the Funds and this Application.  The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which the Applicants provide Fund Servicing Activities, including the directors who are not “interested persons” of the Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act.  The Applicants undertake to provide the Boards with all information concerning the 2025 Plea Agreement and this Application necessary for those Funds to fulfill their disclosure and other obligations under the U.S. federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

G.	The SEC Has Previously Granted Section 9(c) Waiver Arising Out of Substantively Similar Conduct

On May 19, 2014, CSAM, Credit Suisse Asset Management Limited, Credit Suisse Hedging-Griffo Servicos Internaçionais S.A., CSSU and CS Bank (collectively, the “2014 CS Applicants”) received a temporary order exempting such 2014 CS Applicants from Section 9(a) of the Act. On June 16, 2014, pursuant to Section 9(c) of the Act, the Commission found that the conduct of the 2014 CS Applicants was such that it was not against the public interest or protection of investors to grant the 2014 CS Applicants an exemption from the prohibitions of Section 9(a) with respect to the 2014 Plea Agreement (collectively with the temporary order, the “2014 Orders”). The Conduct is substantially similar to the conduct at issue in the 2014 Plea Agreement (the “2014 Conduct”). However, in this matter CS Bank has been merged out of existence due to the Parent Bank Merger, resulting in UBS remaining as the surviving company. The Commission’s prior Section 9(c) waivers involved Credit Suisse’s banking business that was unrelated to UBS at the time. Similarly, this matter arises out of Conduct that does not relate to the Applicants’ Fund Servicing Activities, and none of the entities responsible for the conduct underlying the 2014 Plea nor the 2025 Plea are Covered Persons. It would not be against the public interest or protection of investors to grant Applicants relief in this matter, and the public interest would not be furthered nor investors protected by denying an exemption in this matter for conduct that occurred prior to UBS’s merger with Credit Suisse, that is unrelated to UBS’s Fund Servicing Activities.

The 2014 CS Applicants agreed that the 2014 Orders would be subject to, among other conditions, that CS Bank agrees to comply in all material respects with the material terms and conditions of the 2014 Plea Agreement. The 2014 Plea Agreement was entered into on May 19, 2014, and the 10-year term of the Section 9(a) disqualification resulting from the 2014 Plea Agreement expired on May 19, 2024 and therefore the violation of the 2014 Plea Agreement should not impact CS Bank and the 2014 CS Applicants because the underlying conviction is no longer a disqualifying event under Section 9(a), although neither CS Bank nor 2014 CS Applicants are Covered Persons seeking a Section 9(c) exemption in this Application. Furthermore, the 2014 CS Applicants no longer engage in Fund Servicing Activities and therefore do not need to continue to rely on the Section 9(c) exemption granted in the 2014 Orders.17 Other covered persons under the 2014 Orders, including the Applicants, should not be impacted by the 2025 Plea Agreement for the below reasons.

[17]	Other than the 2014 CS Applicants, no legacy Credit Suisse entity relied on the 2014 Orders as a Covered Person to provide Fund Servicing Activities.

The Pleading Entity in the 2025 Plea is CSSAG, which was a sister entity of—but a different entity from—the pleading entity in the 2014 Plea Agreement, i.e., CS Bank. CSSAG was formed by Credit Suisse to provide banking, administrative, legal and compliance services to Credit Suisse (Schweiz) AG, CS Bank and other Credit Suisse entities, and is now a subsidiary of UBS BuSo. CS Bank, on the other hand, was merged with and into UBS at the behest of Swiss regulators facing concerns over systemic instability in the international financial system.

CS Bank adopted and implemented policies and procedures reasonably designed to comply with the terms and conditions of the 2014 Orders and 2014 Plea Agreement, including but not limited to, implementing and enhancing policies and procedures governing FATCA and U.S. person accounts. This demonstrates that CS Bank made reasonable efforts to comply in all material respects with the material terms and conditions of the 2014 Orders and 2014 Plea Agreement. UBS expects to continue such efforts since the completion of the Parent Bank Merger in June 2024 to seek to ensure CS Bank and CSSAG’s material compliance with their obligations under the 2014 Plea Agreement and 2025 Plea Agreement, including continuing to integrate Credit Suisse’s banking compliance program into the existing UBS banking framework, and reporting and closing recalcitrant US accounts that were previously serviced by CS Bank and CSSAG while controlled by CS Bank.

As the Commission considers whether CS Bank materially complied with the 2014 Orders, the Applicants believe that the circumstances of the merger of Credit Suisse into UBS Group should be taken into account. Given the unforeseen and time-sensitive circumstances of the merger, UBS was not given the opportunity to thoroughly diligence CS Bank or negotiate which of CS Bank’s obligations it would take on when it agreed to acquire Credit Suisse over the course of a weekend at the behest of regulators. It would be unduly and disproportionately severe to punish UBS’s asset and wealth management businesses because UBS was required to take on Credit Suisse’s legal and operational obligations under the Parent Bank Merger, including those stemming from the 2014 Plea Agreement and 2014 Orders. Nevertheless, since the Parent Bank Merger, UBS has undertaken efforts to materially comply with 2014 Orders that it inherited from CS Bank, even though UBS was not involved in the 2014 Conduct nor the negotiations surrounding the 2014 Orders. Penalizing the Applicants based on the Conduct which occurred prior to UBS’s merger with Credit Suisse and is wholly unrelated to Applicants’ Fund Servicing Activities would be against the public interest and harm investors who have entrusted UBS to manage their assets for decades.

H.	The Applicants’ Prior Section 9(c) Orders

Certain of the Applicants and their affiliates previously have applied for and obtained the following orders under Section 9(c).18

On December 17, 2013, the New Jersey Bureau of Securities (the “Bureau”) filed a complaint in the Superior Court of New Jersey, Mercer County Chancery Division (the “New Jersey Court”) in the action captioned Ruotolo v. Credit Suisse Securities (USA) LLC, et al., alleging that Credit Suisse Securities (USA) LLC (“CSSU”), Credit Suisse First Boston Mortgage Securities Corp. (“CSFB”), and DLJ Mortgage Capital, Inc. (“DLJ”, and together with CSSU and CSFB, the “Settling Entities”) violated the New Jersey Uniform Securities Law (“New Jersey Securities Law”) in connection with the offer, sale, or purchase of residential mortgage-backed securities prior to the global financial crisis of 2008. On October 24, 2022, the New Jersey Court entered the Consent Order and Final Judgment, which, in relevant part, ordered that, the Settling Entities “shall not violate” the New Jersey Securities Law (the “Injunction”). As a result of the Injunction, in June 2023, the 2023 Applicants filed an application to seek a Section 9(c) order (the “2023 Application”). The Commission issued (i) with respect to the 2023 Applicants, a one-year time-limited exemption from the prohibitions of Section 9(a) of the Act and (ii) with respect to the UBS Covered Persons19, a permanent exemption from the prohibitions of Section 9(a) of the Act with respect to the Injunction. Investment Company Act Release Nos. 34941 (June 7, 2023) (notice and temporary order) and 34956 (July 5, 2023) (permanent order).

[18]	The Applicants request that, for the avoidance of doubt, the Temporary Order and Permanent Order also permit Covered Persons to rely on the relief granted under the prior orders described in this section.
[19]	“UBS Covered Persons”, as defined in the 2023 Application, refers to: (i) any existing company of which a 2023 Applicant became an “affiliated person” within the meaning of Section 2(a)(3) of the Act upon the closing of the transactions contemplated under the Merger Agreement (but excluding, for the avoidance of doubt, any company, any “affiliated person” of which was a 2023 Applicant as of the date of the 2023 Application); and (ii) any company of which a 2023 Applicant became an “affiliated person” following the closing of the transactions contemplated under the Merger Agreement (but excluding, for the avoidance of doubt, any company, any “affiliated person” of which was a 2023 Applicant as of the date of the 2023 Application).

On October 19, 2021, the Department of Justice filed a criminal information (the “2021 Information”) against Credit Suisse Securities (Europe) Limited (“CSSEL”) in the District Court for the Eastern District of New York, captioned United States v. Credit Suisse Securities (Europe) Limited, charging CSSEL with one count of conspiracy to commit wire fraud related to three transactions involving Credit Suisse and Mozambican state-owned enterprises between 2013 and 2016. CSSEL pleaded guilty to the charge set out in the 2021 Information (“2021 Plea Agreement”). The Department of Justice also executed a Deferred Prosecution Agreement (“DPA”), where Credit Suisse agreed to, among other things, continue to cooperate fully with any ongoing Department of Justice or non-U.S. investigations of the relevant conduct; the term of such DPA was initially effective for a period of three years.20 On the same day the DPA was executed, the Commission entered a Cease-and-Desist Order (the “2021 Order”) against Credit Suisse. The 2021 Order, among other things, found that Credit Suisse violated Sections 10(b), 13(b)(2)(A) and 13(b)(2)(b) of the Exchange Act and Rule 10b-5 thereunder, as well as Sections 17(a)(1), (2), and (3) of the Securities Act of 1933. In addition to actions by the Department of Justice and Commission, foreign regulators also brought actions against Credit Suisse, specifically the Swiss Financial Market Supervisory Authority and UK Financial Conduct Authority. As a result of the 2021 Plea Agreement and 2021 Order, CSAM, CSAML, CSSU, CSSEL, and Credit Suisse (the “2021 Applicants”) sought a Section 9(c) Order. In March 2022, pursuant to Section 9(c), the Commission permanently exempted the 2021 Applicants from the prohibitions of Section 9(a) of the Act with respect to the 2021 Plea Agreement. Investment Company Act Release Nos. 34400 (Oct. 19, 2021) (notice and temporary order) and 34518 (Mar. 1, 2022) (permanent order).

UBS AG and certain of its affiliates previously obtained an exemptive order under Section 9(c) of the Act in relation to certain foreign exchange market activity, alleging that UBS AG had devised and engaged in a scheme to defraud counterparties to interest rate derivatives by secretly manipulating benchmark interest rates to which the profitability of those transactions was tied. Investment Company Act Release Nos. 31612 (May 20, 2015) (notice and temporary order) and 31672 (June 16, 2015) (permanent order).

As a result of the 2014 Plea Agreement and 2014 Order, the 2014 CS Applicants sought a Section 9(c) Order. In June 2014, pursuant to Section 9(c), the Commission permanently exempted the 2014 CS Applicants from the prohibitions of Section 9(a) of the Act with respect to the 2014 Plea Agreement described in Section II.B. Investment Company Act Release Nos. 31051 (May 19, 2014) (notice and temporary order) and 31082 (June 16, 2014) (permanent order).

UBS AG and certain of its affiliates previously obtained an exemptive order under Section 9(c) of the Act in relation to actions by UBS Securities Japan Co., Ltd. (“UBS Japan”) related to interest rate derivatives trades executed on its behalf whereby UBS Japan secretly manipulated the benchmark interest rates to which the profitability of those trades was tied. The criminal information giving rise to this matter alleged wire fraud in which (i) an electronic chat between a derivatives trader employed by UBS Japan and a broker employed at an interdealer brokerage firm, (ii) a subsequent submission for the London InterBank Offered Rate for Japanese Yen (“Yen LIBOR”) to Thomson Reuters, and (iii) a subsequent publication of a Yen LIBOR rate through international and interstate wires, at least one of which passed through, among other locations and facilities, servers located in Stamford, Connecticut. Investment Company Act Release Nos. 30311 (Dec. 19, 2012) (temporary order) and 30424 (Mar. 13, 2013) (permanent order).

[20]	On January 19, 2025, UBS and the Department of Justice mutually agreed to extend the term of the DPA by an additional year with no finding of breach.

UBS AG and certain of its affiliates previously obtained an exemptive order under Section 9(c) of the Act in relation to certain activities by former employees of UBSFS with respect to the temporary investment of proceeds of tax-exempt municipal securities in reinvestment products such as guaranteed investment contracts, repurchase agreements, and forward purchase agreements. Investment Company Act Release Nos. 29666 (May 9, 2011) (notice and temporary order) and 29690 (June 6, 2011) (permanent order).

UBS AG and certain of its affiliates previously obtained an exemptive order under Section 9(c) of the Act in relation to certain cross-border activities by UBS AG. The complaint giving rise to this matter alleged, among other things, that from at least 1999 through 2008, UBS AG acted as an unregistered broker-dealer and investment adviser to thousands of United States clients by providing cross-border brokerage and investment advisory services to those clients largely through individuals known as client advisors. The complaint alleged that UBS AG violated Section 15(a) of the Exchange Act and Section 203(a) of the Advisers Act. Investment Company Act Release Nos. 28652 (Mar. 19, 2009) (notice and temporary order) and 28695 (Apr. 14, 2009) (permanent order).

UBS AG and certain of its affiliates previously obtained an exemptive order under Section 9(c) of the Act in relation to the marketing and sale of auction rate securities (“ARS”) by UBS Securities LLC (“UBS Securities”), an affiliate of UBS AG, and UBSFS. The complaint giving rise to this matter alleged, among other things, that UBS Securities and UBSFS misled tens of thousands of their customers regarding the fundamental nature and increasing risks associated with ARS that UBS Securities and UBSFS underwrote, marketed and sold. The complaint alleged that UBS Securities and UBSFS violated Section 15(c) of the Exchange Act. Investment Company Act Release Nos. 28569 (Dec. 23, 2008) (notice and temporary order) and 28606 (Jan. 16, 2009) (permanent order).

UBS AG and certain of its affiliates previously obtained an exemptive order under Section 9(c) of the Act in relation to research analyst conflicts of interest. The complaint giving rise to this matter alleged that UBS Securities violated Section 17(b) of the Securities Act of 1933 (the “Securities Act”), NYSE Rules 342, 401, 472 and 476 and NASD Rules 2110, 2210 and 3010 by engaging in acts and practices that created or maintained inappropriate influence by UBS Securities’ investment banking business over the research analysts in UBS Securities’ research department. Investment Company Act Release Nos. 26245 (Oct. 31, 2003) (notice and temporary order) and 27047 (Aug. 25, 2005) (permanent order).

On April 28, 2003, the Commission filed a complaint (the “2003 Complaint”) against Credit Suisse First Boston LLC (“CSFB”) in the United District Court for the Southern District of New York in a civil complaint captioned Securities and Exchange Commission v. Credit Suisse First Boston LLC, f/k/a Credit Suisse First Boston Corporation. CSFB, without admitting or denying the allegations of the 2003 Complaint, consented to the entry of a federal injunction and certain other equitable relief (“Credit Suisse 2003 Order”). The Credit Suisse 2003 Order, among other things, enjoined CSFB, directly through its officers, directors, agents and employees, from violating Sections 15(c) and 17(a) of the Exchange Act and other specific rules cited in the 2003 Complaint and certain NASD conduct rules. As a result of the Credit Suisse 2003 Order, CSAM, Credit Suisse Asset Management Securities, Inc. (“CSAMSI”), CSAML, Credit Suisse Asset Management (Australia) Limited, Credit Suisse Asset Management Limited, Merchant Capital Inc., Credit Suisse First Boston (Bermuda) Limited and DLJ LBO Plans Management Corporation (the “2003 Applicants”) sought a Section 9(c) Order. In April 2005, the Commission pursuant to Section 9(c) permanently exempted the 2003 Applicants from the prohibitions of Section 9(a) of the Act with respect to the Credit Suisse 2003 Order. Investment Company Act Release Nos. 26243 (Oct. 31, 2003) (notice and temporary order) and 26827 (Apr. 1, 2005) (permanent order).

On January 22, 2002, the Commission filed a complaint (the “2002 Complaint”) against CSFB in the United States District Court for the District of Columbia in a civil action captioned Securities and Exchange Commission v. Credit Suisse First Boston Corporation. CSFB, without admitting or denying the allegations of the 2002 Complaint, consented to the entry of an injunction and certain other equitable relief (the “Credit Suisse 2002 Order”). The Credit Suisse 2002 Order, among other things, enjoined CSFB, directly or through its officers, directors, agents and employees, from violating Section 17(a) of the Exchange Act, and Rule 17a-3 thereunder, and NASD Conduct Rules 2110 and 2330. As a result of the Credit Suisse 2002 Order, CSAM, CSAMSI, CSAML and Credit Suisse First Boston, Inc. (the “2002 Applicants”) sought a Section 9(c) order. In January 2002, the Commission pursuant to Section 9(c) permanently exempted the 2002 Applicants from the prohibitions of Section 9(a) of the Act with respect to the Credit Suisse 2002 Order. Investment Company Act Release Nos. 25406 (Jan. 30, 2002) (notice and temporary order) and 25445 (Feb. 26, 2002) (permanent order).

In addition, when UBSFS was known as PaineWebber, it obtained two exemptive orders under Section 9(c). The exemptions were granted in 1990 and 1994 with respect to issues unrelated to this Application.

On May 23, 1990, PaineWebber filed an application pursuant to Section 9(c), amended June 13, 1990, with respect to the employment of three individuals subject to a securities-related injunction. The Commission found that PaineWebber was unaware of the significance of the injunctions, and that the conduct that precipitated the injunctions was unrelated to the provision of investment advice or to acting as depositor or underwriter for any RIC. The Commission granted the 1990 application, and exempted PaineWebber from the disqualification provisions of Section 9(c) with respect to the employment of three individuals who were subject to securities-related injunctions. Investment Company Act Release Nos. 17588 (July 16, 1990) and 17789 (Oct. 10, 1990).

On December 12, 1994, PaineWebber filed an application, amended December 16, 1994, pursuant to Section 9(c), seeking an exemption for the purposes of employing an individual subject to a securities-related injunction. The individual, Stanley S. Trotman, had consented to the entry of a final judgment and order of permanent injunction on or about December 19, 1985 in an action commenced by the Commission. The Commission’s complaint had alleged that Mr. Trotman, while employed for Drexel Burnham Lambert Group (“Drexel”), had violated Sections 17(a)(2) and (3) of the Securities Act in connection with Drexel’s due diligence investigation for the underwriting of approximately $25.6 million of securities issued by Flight Transportation Corporation in June 1982. Prior 9(c) waivers had been requested and granted on Mr. Trotman’s behalf in conjunction with his continued employment at Drexel (Investment Company Act Release Nos. 14862 (Dec. 20, 1985) and 14954 (Feb. 24, 1986)), and subsequent employment at Kidder Peabody & Co. Incorporated (Investment Company Act Release Nos. 17509 (May 24, 1990) and 17545 (June 20, 1990)). On December 19, 1994, the Commission issued a temporary order under Section 9(c) granting PaineWebber relief from the prohibitions of Section 9(a) resulting from the injunction, and on January 13, 1995, the Commission granted PaineWebber a permanent order under Section 9(c). (Investment Company Act Release Nos. 20785 (Dec. 19, 1994) and 20838 (Jan. 13, 1995)).

In addition, affiliates of Applicants, some of which no longer exist, previously obtained other orders under Section 9(c).

On November 25, 1975, the Commission commenced an action in the United States District Court for the District of Columbia, entitled Securities and Exchange Commission v. American Institute Counselors, Inc., et al. (75 Civ. 1975), against various defendants, including Credit Suisse First Boston (which was referred to in such action as Swiss Credit Bank), alleging violations of various provisions of the U.S. federal securities laws. Credit Suisse First Boston, without admitting or denying the allegations of the Complaint, consented to the entry of an injunction (the “1975 Credit Suisse First Boston Order”) terminating the action against it. The 1975 Credit Suisse First Boston Order provides, among other things, that Credit Suisse First Boston will not be involved in the sale of various gold-backed securities and gold-related items offered for sale by American Institute Counselors and certain of its affiliated persons. SoGen-Swiss International Corporation (“SoGen”), a New York corporation, was a registered broker-dealer under the Exchange Act and a registered adviser under the Advisers Act. Swiss American Corporation, a New York corporation, which was a wholly-owned subsidiary of Credit Suisse First Boston, owned 50.8 percent of the voting stock of SoGen. Because of these relationships, SoGen sought a Section 9(c) order so that it could continue to serve as investment adviser and principal underwriter to an investment company registered under the Act. In July 1976, the Commission pursuant to Section 9(c) permanently exempted SoGen from the prohibitions of Section 9(a) of the Act with respect to the 1975 Credit Suisse First Boston Order. Investment Company Act Release Nos. 9338 (June 30, 1976) (notice and temporary order), 9376 (July 29, 1976) (permanent order).

White, Weld & Co. Incorporated (“White, Weld”) was a registered broker-dealer under the Exchange Act. In 1976, White, Weld owned about 41 percent of the voting securities of Societe anonyme financiere du Credit Suisse et de White, Weld, which owned in turn about 30 percent of the capital stock of a holding company, which in turn owned 100 percent of the voting securities of White, Weld. Although disclaiming that Credit Suisse First Boston was an affiliated person, White, Weld sought three separate Section 9(c) orders within a short period of time because of the potential effect of the 1975 Credit Suisse First Boston Order on its business relationships with three registered investment companies. Investment Company Act Release Nos. 9337, 9415, and 9416 (June 30, 1976; Aug. 26, 1976) (notices and temporary orders) and 9375 (July 29, 1976) (permanent order).

Swiss American Securities Inc. (“SASI”), a New York corporation, was a registered broker-dealer under the Exchange Act. Swiss American Corporation, a wholly-owned subsidiary of Credit Suisse First Boston, owned 100 percent of the voting stock of SASI. Because of these relationships, SASI sought a Section 9(c) order because of the potential impact of the 1975 Credit Suisse First Boston Order on its ability to act as a principal underwriter to registered investment companies in the future. Investment Company Act Release No. 9358 (July 20, 1976) (notice).

The First Boston Corporation (“FBC”), a Massachusetts corporation, was registered as a broker-dealer under the Exchange Act and as an adviser under the Advisers Act, and was a wholly-owned subsidiary of First Boston, Inc. FBC sought the Section 9(c) order because it might be deemed to be an affiliated person, within the meaning of the Act, of Credit Suisse First Boston. In December 1982, the Commission pursuant to Section 9(c) permanently exempted FBC from the prohibitions of Section 9(a) of the Act with respect to the 1975 Credit Suisse First Boston Order. Investment Company Act Release Nos. 12867 (Dec. 3, 1982) (notice and temporary order), 12928 (Dec. 27, 1982) (permanent order).

On May 5, 1986, the Commission filed a complaint in the United States District Court for the Southern District of New York in an action entitled Securities and Exchange Commission v. The First Boston Corporation (86 Civ. 3524). The action involved certain transactions effected on January 30, 1986 by FBC, acting for its own account, in the common stock and options thereon of CIGNA Corporation (“CIGNA”). The complaint alleged that FBC violated Section 10(b) of the Exchange Act and Rule 10b-5 under the Exchange Act by purchasing for its own account securities of CIGNA while in possession of material, nonpublic information that FBC’s Corporate Finance Department had received from CIGNA’s management in connection with certain investment banking advice and services CIGNA had sought from FBC. On the day the complaint was filed, FBC consented to the entry of a permanent injunction enjoining FBC from engaging in transactions, acts, practices or courses of business that constitute or would constitute violations of Section 10(b) of the Exchange Act and Rule 10b-5 under the Exchange Act (the “FBC Judgment”). In order for First Boston Asset Management Corporation (“Asset Management”)21 to continue to serve as the investment adviser to a registered investment company and for Asset Management and FBC to act as investment adviser or distributor for any other registered investment company in the future, Asset Management and FBC sought a Section 9(c) order. In July 1986, the Commission permanently exempted Asset Management and FBC from the prohibitions of Section 9(a) of the Act with respect to the FBC Judgment. Investment Company Release Nos. 15086 (May 5, 1986) (notice and temporary order), 15221 (July 24, 1986) (permanent order).

[21]	CSAM acquired substantially all of the assets of Asset Management, which eventually was dissolved.

CS First Boston, Inc., a Delaware corporation, was a privately held holding company. For purposes of its Section 9(c) application, CS First Boston, Inc. asserted that it and any persons directly or indirectly controlled by it, including but not limited to CS First Boston Global Fund Managers Limited (“Fund Managers”), were affiliated persons, within the meaning of the Act, of Credit Suisse and FBC. CS First Boston, Inc. sought a Section 9(c) order so that it and any person controlled by it would not be subject to the prohibitions of Section 9(a) and Fund Managers could serve as an investment adviser to a closed-end investment company that had filed a notification of registration in March 1990. In July 1990, the Commission permanently exempted CS First Boston, Inc. and all persons then or thereafter directly or indirectly controlled by CS First Boston, Inc. from the prohibitions of Section 9(a) with respect to the 1975 Credit Suisse First Boston Order and the FBC Judgment. Investment Company Act Release Nos. 17561 (July 3, 1990) (notice) and 17631 (July 31, 1990) (order).

In 1990, Credit Suisse First Boston sought to succeed to the investment advisory business of BEA Associates, Inc., through BEA Associates, a New York general partnership and a predecessor to CSAM. As a result, Credit Suisse First Boston and BEA Associates sought a Section 9(c) order. In October 1990, the Commission permanently exempted Credit Suisse First Boston, BEA Associates, and all persons then or thereafter affiliated with Credit Suisse First Boston from the provisions of Section 9(a) of the Act with respect to the 1975 Credit Suisse First Boston Order and the FBC Judgment. Investment Company Act Release Nos. 17763 (Sept. 27, 1990) (notice) and 17813 (Oct. 23, 1990) (order).

The Applicants submit that most of these previously obtained Section 9(c) orders were necessitated by actions brought by the Commission involving facts and circumstances that, in addition to many of them having occurred more than 10 years ago, do not bear on the provision of Fund Servicing Activities. The Applicants acknowledge that the 2014 Order is related to the Conduct underlying this Application; however, that the Conduct considered by the Department of Justice in the 2025 Plea does not involve the Applicants or the Covered Persons. Furthermore, as discussed in Section IV.E above, CS Bank had performed a range of remedial steps. The Applicants therefore believe that the 2014 Order should not weigh against granting the relief requested by this Application. Rather, this Application should be evaluated on its own merits, and granted for the reasons discussed above.

I.	Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.	Any temporary exemption granted pursuant to the Application will be without prejudice to, and will not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

2.	Neither the Applicants, UBS AG, nor any of the other Covered Persons (each, in respect of Fund Servicing Activities) will employ any person who previously has been or who subsequently may be identified by CSSAG or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to Section 9(c).

3.	UBS AG, each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of such Orders or as such later date as may be contemplated by the Commission, as applicable.

4.	The material terms and conditions of the 2025 Plea Agreement will be complied with in all material respects.

5.	The Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the Orders within 30 days of discovery of the material violation.

J.	Conclusion

In conclusion, for the reasons set forth above, the Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

V.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to the following persons:

Patrick Shilling
UBS AG
11 Madison Avenue

New York, New York 10010

with copies to:

Norm Champ, P.C.

Mark Filip, P.C.

Kirkland & Ellis LLP
601 Lexington Avenue

New York, New York 10022

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, General Partner, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by Rule 0-2(c)(1) under the Act are attached as Exhibits A-1 through A-6 to this Application, and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

SIGNATURES

Solely for the purposes of making the representations and agreeing to the conditions in this Application that apply to it, Credit Suisse Services AG has caused this Application to be duly signed on its behalf on April 30, 2025. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

Credit Suisse Services AG

By:	/s/ Jaclyn Barnao
	Name:	Jaclyn Barnao
	Title:	Head of Americas Litigation

Credit Suisse Services AG

By:	/s/ Patrick Shilling
	Name:	Patrick Shilling
	Title:	General Counsel Americas

SIGNATURES

Applicant named below has caused this Application to be duly signed on its behalf on May 5, 2025. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

UBS Asset Management (Americas) LLC

By:	/s/ James Poucher
	Name:	James Poucher
	Title:	Managing Director

UBS Asset Management (Americas) LLC

By:	/s/ Philip Stacey
	Name:	Philip Stacey
	Title:	Managing Director

SIGNATURES

Applicant named below has caused this Application to be duly signed on its behalf on May 5, 2025. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

UBS Asset Management (US) Inc.

By:	/s/ Michael Belasco
	Name:	Michael Belasco
	Title:	Managing Director

UBS Asset Management (US) Inc.

By:	/s/ Philip Stacey
	Name:	Philip Stacey
	Title:	Managing Director

SIGNATURES

Applicant named below has caused this Application to be duly signed on its behalf on April 30, 2025. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

UBS Asset Managers of Puerto Rico

By:	/s/ Jaclyn Barnao
	Name:	Jaclyn Barnao
	Title:	Head of Americas Litigation

UBS Asset Managers of Puerto Rico

By:	/s/ Patrick Shilling
	Name:	Patrick Shilling
	Title:	General Counsel Americas

SIGNATURES

Applicant named below has caused this Application to be duly signed on its behalf on April 30, 2025. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

UBS Financial Services Inc.

By:	/s/ Jaclyn Barnao
	Name:	Jaclyn Barnao
	Title:	Head of Americas Litigation

UBS Financial Services Inc.

By:	/s/ Patrick Shilling
	Name:	Patrick Shilling
	Title:	General Counsel Americas

SIGNATURES

Solely for the purposes of making the representations and agreeing to the conditions in this Application that apply to it, UBS AG has caused this Application to be duly signed on its behalf on April 30, 2025. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-6 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

UBS AG

By:	/s/ Jaclyn Barnao
	Name:	Jaclyn Barnao
	Title:	Head of Americas Litigation

UBS AG

By:	/s/ Patrick Shilling
	Name:	Patrick Shilling
	Title:	General Counsel Americas

EXHIBIT A-1

The undersigned, being Chief Operating Officer of Credit Suisse Services AG, certifies that this Application is signed by Managing Directors Jaclyn Barnao and Patrick Shilling pursuant to the general authority vested in them as such pursuant to the meeting of the Board of Directors of Credit Suisse Services AG dated April 25, 2025.

IN WITNESS WHEREOF, I have set my hand this May 1, 2025.

CREDIT SUISSE SERVICES AG

By:	/s/ Stephanie Blättler
	Name:	Stephanie Blättler
	Title:	Chief Operating Officer

EXHIBIT A-2

The undersigned, being Secretary of UBS Asset Management (Americas) LLC, certifies that this Application is signed by Managing Directors James Poucher and Philip Stacey pursuant to the general authority vested in them as such under Article 2, Section 2.03 of the Amended and Restated Limited Liability Company Agreement of UBS Asset Management (Americas) LLC.

IN WITNESS WHEREOF, I have set my hand this May 5, 2025.

UBS ASSET MANAGEMENT (AMERICAS) LLC

By:	/s/ Philip Stacey
	Name:	Philip Stacey
	Title:	Secretary

EXHIBIT A-3

The undersigned, being Secretary of UBS Asset Management (US) Inc., certifies that this Application is signed by Managing Directors Michael Belasco and Philip Stacey pursuant to the general authority vested in them as such under Article VI, Section 6.01 of the by-laws of UBS Asset Management (US) Inc.

IN WITNESS WHEREOF, I have set my hand this May 5, 2025.

UBS ASSET MANAGEMENT (US) INC.

By:	/s/ Philip Stacey
	Name:	Philip Stacey
	Title:	Secretary

EXHIBIT A-4

The undersigned, being counsel to UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico, certifies that this Application is signed by Managing Directors Jaclyn Barnao and Patrick Shilling pursuant to the general authority vested in them as such by the Limited Power of Attorney on behalf of UBS Trust Company of Puerto Rico, dated April 28, 2025.

IN WITNESS WHEREOF, I have set my hand this April 30, 2025.

UBS ASSET MANAGERS OF PUERTO RICO

By:	/s/ Kiye Sakai
	Name:	Kiye Sakai
	Title:	General Counsel, UBS Financial Services Inc. and Head of Global Wealth Management U.S, Legal

EXHIBIT A-5

The undersigned, being Corporate Secretary of UBS Financial Services Inc., certifies that this Application is signed by Managing Directors Jaclyn Barnao and Patrick Shilling pursuant to the general authority vested in them as such under Article IV, Section 4.06 of the by-laws of UBS Financial Services Inc.

IN WITNESS WHEREOF, I have set my hand this January 27, 2025.

UBS FINANCIAL SERVICES INC.

By:	/s/ Mina Hession
	Name:	Mina Hession
	Title:	Corporate Secretary

EXHIBIT A-6

The undersigned, being Corporate Secretary delegate of UBS AG, certifies that this Application is signed by Managing Directors Jaclyn Barnao and Patrick Shilling pursuant to the general authority vested in them as such under Article X of the Articles of Incorporation of UBS AG and Articles 29 and 30 of the Organization Regulations of UBS AG and of the Policy on Signing Authority of UBS AG.

IN WITNESS WHEREOF, I have set my hand this January 27, 2025.

UBS AG

By:	/s/ Mina Hession
	Name:	Mina Hession
	Title:	Executive Director

Appendix A

Part 1 — Funds for Which UBS Asset Management (Americas) LLC
Serves as Investment Adviser or Sub-Adviser

OPEN-END FUNDS

Credit Suisse Opportunity Funds
Credit Suisse Floating Rate High Income Fund
Credit Suisse Strategic Income Fund

Credit Suisse Commodity Strategy Funds
Credit Suisse Commodity Return Strategy Fund

Credit Suisse Gold and Income Strategy Fund

Credit Suisse Trust
Commodity Return Strategy Portfolio

UBS Series Funds

UBS Ultra Short Income Fund

UBS Select Treasury Institutional Fund

UBS Liquid Assets Government Fund

UBS Select Treasury Preferred Fund

UBS Prime Reserves Fund

UBS Prime Preferred Fund

UBS Select Government Institutional Fund

UBS Select Government Preferred Fund

UBS RMA Government Money Market Fund

Limited Purpose Cash Investment Fund

Cantor Fitzgerald Government Money Market Fund

UBS Select 100% US Treasury Institutional Fund

UBS Select 100% US Treasury Preferred Fund

Master Trust

Government Master Fund

Prime CNAV Master Fund

Treasury Master Fund

100% US Treasury Master Fund

PACE® Select Advisors Trust

UBS Government Money Market Investments Fund

PACE® Mortgage-Backed Securities Fixed Income Investments

PACE® Intermediate Fixed Income Investments

PACE® Strategic Fixed Income Investments

PACE® Municipal Fixed Income Investments

PACE® Global Fixed Income Investments

PACE® Large Co Value Equity Investments

PACE® Large Co Growth Equity Investments

PACE® Small/Medium Co Value Equity Investments

PACE® Small/Medium Co Growth Equity Investments

PACE® International Equity Investments

PACE® International Emerging Markets Equity Investments

PACE® High Yield Investments

PACE® Global Real Estate Securities Investments

PACE® Alternative Strategies Investments

The UBS Funds

UBS Emerging Markets Equity Opportunity Fund

UBS Engage For Impact Fund

UBS Global Allocation Fund

UBS International Sustainable Equity Fund

UBS Multi Income Bond Fund

UBS Sustainable Development Bank Bond Fund

UBS U.S. Small Cap Growth Fund

UBS US Dividend Ruler Fund

UBS US Quality Growth At Reasonable Price Fund

UBS Investment Trust

UBS U.S. Allocation Fund

SMA Relationship TrustSM

Series M

CLOSED-END FUNDS

Credit Suisse High Yield Bond Fund, Inc.

Credit Suisse Asset Management Income Fund, Inc.

A&Q Long/Short Strategies Fund LLC

A&Q Multi-Strategy Fund

A&Q Technology Fund LLC

THIRD PARTY SUBADVISED FUNDS

GreenFi Redwood Fund

Nationwide Global Sustainable Equities Fund

ESCs

IP III Co-Investors, L.P.

MBP IV Co-Investors, L.P.

MBP IV Co-Investors (Docklands), L.P.

RECP III Co-Investors, L.P.

RECP III Co-Investors (Docklands), L.P.

CS GC Co-Investors, L.P.

HCEP Co-Investors, L.P.

CS Mubadala Co-Investors, L.P.

Credit Suisse China Harvest II Co-Investors, L.P.

ACD Docklands 2005 Plan, L.P.

Paradeplatz 2006 Plan, L.P.

2007 ADP Partners, L.P.

2007 ADP Offshore Partners, L.P.

2007 ADP Offshore Partners II, L.P.

AI Equity Deferral Partners, L.P.

AI Equity Deferral Offshore Partners, L.P.

DLJ First ESC L.P.

ACD EMA 2005 Plan, L.P.

Docklands 2005 Plan, L.P.

Paradeplatz 2005 Plan, L.P.

EMA 2005 Plan, L.P.

EMA 2006 Plan, L.P.

Docklands 2006 Plan, L.P.

Uetlihof 2006 Plan, L.P.

EMA 2007 Plan, L.P.

AI 2007 Plan, L.P.

Uetlihof 2007 Plan, L.P.

Docklands 2007 Plan, L.P.

DLJ Fund Investment Partners III, L.P.

NEXT Investors Access Fund, L.P.

Part 2 — Funds for Which UBS Asset Management (US) Inc. Serves as Principal Underwriter

OPEN-END FUNDS

Credit Suisse Opportunity Funds
Credit Suisse Floating Rate High Income Fund
Credit Suisse Strategic Income Fund

Credit Suisse Commodity Strategy Funds
Credit Suisse Commodity Return Strategy Fund

Credit Suisse Gold and Income Strategy Fund

Credit Suisse Trust
Commodity Return Strategy Portfolio

UBS Series Funds

UBS Ultra Short Income Fund

UBS Select Treasury Institutional Fund

UBS Liquid Assets Government Fund

UBS Select Treasury Preferred Fund

UBS Prime Reserves Fund

UBS Prime Preferred Fund

UBS Select Government Institutional Fund

UBS Select Government Preferred Fund

UBS RMA Government Money Market Fund

Limited Purpose Cash Investment Fund

Cantor Fitzgerald Government Money Market Fund

UBS Select 100% US Treasury Institutional Fund

UBS Select 100% US Treasury Preferred Fund

Master Trust

Government Master Fund

Prime CNAV Master Fund

Treasury Master Fund

100% US Treasury Master Fund

PACE® Select Advisors Trust

UBS Government Money Market Investments Fund

PACE® Mortgage-Backed Securities Fixed Income Investments

PACE® Intermediate Fixed Income Investments

PACE® Strategic Fixed Income Investments

PACE® Municipal Fixed Income Investments

PACE® Global Fixed Income Investments

PACE® Large Co Value Equity Investments

PACE® Large Co Growth Equity Investments

PACE® Small/Medium Co Value Equity Investments

PACE® Small/Medium Co Growth Equity Investments

PACE® International Equity Investments

PACE® International Emerging Markets Equity Investments

PACE® High Yield Investments

PACE® Global Real Estate Securities Investments

PACE® Alternative Strategies Investments

The UBS Funds

UBS Emerging Markets Equity Opportunity Fund

UBS Engage For Impact Fund

UBS Global Allocation Fund

UBS International Sustainable Equity Fund

UBS Multi Income Bond Fund

UBS Sustainable Development Bank Bond Fund

UBS U.S. Small Cap Growth Fund

UBS US Dividend Ruler Fund

UBS US Quality Growth At Reasonable Price Fund

UBS Investment Trust

UBS U.S. Allocation Fund

SMA Relationship TrustSM

Series M

Part 3 — Funds for Which UBS Asset Managers of Puerto Rico Serves as Investment Adviser

OPEN-END FUNDS

U.S. Monthly Income Fund for Puerto Rico Residents, Inc.

Short Term Investment Fund for Puerto Rico Residents, Inc.

Multi-Select Securities Fund for Puerto Rico Residents

CLOSED-END FUNDS

Tax Free Fund for Puerto Rico Residents, Inc.

Tax Free Fund II for Puerto Rico Residents, Inc.

Tax Free Target Maturity Fund for Puerto Rico Residents, Inc.

US Mortgage-Backed & Income Fund for Puerto Rico Residents, Inc.

GNMA & US Government Target Maturity Fund for Puerto Rico Residents, Inc.

Tax-Free High Grade Portfolio Bond Fund for Puerto Rico Residents, Inc.

Tax-Free High Grade Portfolio Bond Fund II for Puerto Rico Residents, Inc.

Tax-Free High Grade Portfolio Target Maturity Fund for Puerto Rico Residents, Inc.

Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc.

Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc.

Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc.

Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc.

Tax-Free Fixed Income Fund V for Puerto Rico Residents, Inc.

Tax-Free Fixed Income Fund VI for Puerto Rico Residents, Inc.

Puerto Rico Residents Tax-Free Fund, Inc.

Puerto Rico Residents Tax-Free Fund II, Inc.

Puerto Rico Residents Tax-Free Fund III, Inc.

Puerto Rico Residents Tax-Free Fund IV, Inc.

Puerto Rico Residents Tax-Free Fund V, Inc.

Puerto Rico Residents Tax-Free Fund VI, Inc.

Puerto Rico Residents Bond Fund I

Part 4 — Funds for Which UBS Financial Services Inc. Serves as Principal Underwriter

OPEN-END FUNDS

U.S. Monthly Income Fund for Puerto Rico Residents, Inc.

Short Term Investment Fund for Puerto Rico Residents, Inc.

Multi-Select Securities Fund for Puerto Rico Residents

CLOSED-END FUNDS

A&Q Long/Short Strategies Fund LLC

A&Q Multi-Strategy Fund

A&Q Technology Fund LLC